UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017
Commission File Number: 001-33129

ALLOT COMMUNICATIONS LTD.
 (Translation of registrant’s name into English)

22 Hanagar Street
Neve Ne'eman Industrial Zone B
Hod-Hasharon 45240
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

EXPLANATORY NOTE

On or about March 29, 2017, Allot Communications Ltd. (the “Company”) first distributed a proxy statement (the “Proxy Statement”) and a proxy card relating to its Annual General Meeting of Shareholders to be held on April 27, 2017 (the “Meeting”) to all shareholders of record, as of the record date for the Meeting.

A supplement to the Proxy Statement (the “Supplement”) is furnished herewith as Exhibit 99.1. The Supplement contains an additional agenda item relating to the Meeting proposed by certain shareholders, jointly holding approximately 2.5% of the Company's outstanding shares as of the record date for the Meeting and the response of the Company's Board of Directors (the “Board”).  Because the requesting shareholders hold in the aggregate more than 1% of the Company’s issued and outstanding ordinary shares, the Company is required, under the Israel Companies Law, 5759-1999, to add the proposed additional agenda item to the Meeting's agenda, as set forth in the Supplement.

The requesting shareholders are solely responsible for the content of their proposal. The statement by the Board in opposition of this shareholder proposal is included in the Supplement. The Board recommends a vote AGAINST this proposal and stands by its recommendations as set forth in the Company's proxy statement dated March 29, 2017, which is available at the website of the Securities and Exchange Commission at https://www.sec.gov/Archives/edgar/data/1365767/000117891317000949/exhibit_99-1.htm.

A copy of a revised proxy card containing the proposed additional agenda item is furnished herewith as Exhibit 99.2.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-140701, 333-149237, 333-159306, 333-165144, 333-172492, 333180770, 333-187406, 333-194833, 333-203028, 333-210420 and 333-216893) pertaining to the 2016 Incentive Compensation Plan of Allot Communications Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allot Communications Ltd.

By:	/s/ Rael Kolevsohn
Rael Kolevsohn
General Counsel

April 12, 2017

EXHIBIT INDEX

Exhibit Number	Description

99.1	Supplement to Proxy Statement Relating to the Meeting.
99.2	Revised Proxy Card.